24000141

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FEB 29 2024

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BNA Wealth, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

596 Herrons Ferry Road, Suite 300
(No. and Street)

Rock Hill	SC	29730
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam Ackerman	803-324-7100	adam@bnawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

15 South Main Street #800	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

June 7, 2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam E. Ackerman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BNA Wealth, Inc., as of 2/27, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANICE DALE GOINS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 10/4/26

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BNA Wealth, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BNA Wealth, Inc. as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BNA Wealth, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BNA Wealth, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BNA Wealth, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2023 collectively, the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of BNA Wealth, Inc.'s financial statements. The supplementary information is the responsibility of BNA Wealth, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BNA Wealth, Inc.'s auditors since 1997.

GreerWalker

Certified Public Accountants
February 27, 2024
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

BNA WEALTH INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	244,307
Broker-dealer commission receivable		324,946
Prepaid expenses		516
Total current assets		569,769
OTHER ASSETS:		
Intangible assets, net of accumulated amortization of $40,589		375,132
Note receivable, related party		4,500
Total other assets		379,632
TOTAL ASSETS	$	**949,401**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	217,123
TOTAL LIABILITIES		217,123
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value (100 shares authorized; 10 shares issued and outstanding)		10
Additional paid-in capital		150,990
Retained earnings		581,278
Total stockholder's equity		732,278
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**949,401**

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:		
Broker-dealer commissions	$	66,918
Investment advisory fees		1,811,163
Insurance commissions		77,322
Selling group commissions		233,500
Dividend and interest income		2,190
Total		2,191,093
EXPENSES:		
Commissions		519,910
Salaries		286,430
Professional fees		222,235
Retirement plan contributions		68,221
Dues and subscriptions		49,324
Rent		38,400
Professional development		36,283
Taxes and licenses		27,287
Amortization		22,576
Payroll taxes		20,937
Insurance		16,822
Travel and entertainment		14,433
Marketing		7,906
Office supplies and expense		4,811
Miscellaneous expense		813
Postage		581
Total		1,336,969
NET INCOME	$	**854,124**

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2022	$ 10	$ 150,990	$ 99,654	$ 250,654
NET INCOME	-	-	854,124	854,124
DISTRIBUTIONS PAID TO STOCKHOLDER	-	-	(372,500)	(372,500)
BALANCE, DECEMBER 31, 2023	$ 10	$ 150,990	$ 581,278	$ 732,278

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 854,124
Adjustments to reconcile net income to net cash from operating activities:	
Amortization	22,576
Changes in operating assets and liabilities	
Broker-dealer commissions receivable	(245,139)
Accounts payable and accrued expenses	(3,119)
Net cash provided by operating activities	628,442
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments received on note receivable, related party	3,900
Purchase of intangible asset	(294,951)
Net cash applied to investing activities	(291,051)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions paid to stockholder	(372,500)
Net cash applied to financing activities	(372,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(35,109)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	279,416
CASH AND CASH EQUIVALENTS, END OF YEAR	$ **244,307**
Supplemental cash flow disclosure:	
Income taxes paid	$ **24,000**

See notes to financial statements.

1. **SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:**

Operations – BNA Wealth Inc. (the "Company") is incorporated in the State of South Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to or control of any securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Adoption of New Accounting Standard

On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326"). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of expected credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for expected credit losses.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The impact of the adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures.

Use of Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Adjustments applied to estimated amounts are recognized in the year in which adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Intangible Assets - Other intangible assets include amounts allocated to customer relationships and are amortized on a straight-line basis over a 15 year period. The Company's evaluation of other intangible assets during the year resulted in no impairment losses.

Receivables - The Company extends credit under its service agreements for various commissions. As of December 31, 2023, no allowance for expected credit losses was recorded by the Company. The Company recognizes the amount of change in current expected credit losses as an allowance gain or loss in expenses in the accompanying statement of income. For the year ended December 31, 2023, there were no allowance gains or losses recorded by the Company. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for expected credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholder for inclusion in his individual income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2023.

During the year ended December 31, 2023, the Company elected to pay the South Carolina Pass-Through Entity Tax ("PTET"), which gives eligible pass-through entities the option to elect paying tax at the entity level on South Carolina sourced business income. For the year ended December 31, 2023, South Carolina PTET payments totaled $24,000, which have been included in expenses in the accompanying statement of income.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 27, 2024, which is the date the financial statements were available to be issued.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers includes commission income and fees from investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms and requires significant judgement in determining whether performance obligations are satisfied at a point in time or over time, and whether constraints on variable consideration should be applied due to uncertain future events.

Broker-dealer commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the funds upon initial sale of fund investments and over time. The Company believes that its performance obligation is the sale of securities to investors and is fulfilled on the settlement date. Distribution fees are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing services is satisfied over time because the customer is receiving benefits from the services as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed quarterly in arrears and in advance. Fees billed in arrears are recognized as revenue when billed as they relate specifically to services provided during the billing period. Fees billed in advance are recognized as revenue in the ensuing periods in which the performance obligations are satisfied.

Insurance commissions

The Company receives commissions from insurance companies for the sale of insurance policies (group health, life or disability) to customers. Commissions are paid upon initial purchase of the policy and when annual premiums are paid. The Company believes that its performance obligation is fulfilled when the policy is sold. Insurance commissions are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

Selling Group Commissions

The Company receives commissions from broker-dealers for participating in the private placement of exempt offerings of securities. Commissions are paid upon initial purchase of the investment. The Company believes that its performance obligation is fulfilled when the investment contract is completed. Selling group commissions are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

The following table disaggregates the Company's fee income based on the timing of revenue recognition for the year ended December 31, 2023:

Revenue earned at a point in time	$ 379,930
Revenue earned over time	1,811,163
Total Revenue	$2,191,093

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income on the accompanying statement of financial condition. As of December 31, 2023 and 2022, the Company did not record any contract liabilities. As of December 31, 2023 and 2022, the Company recorded broker-dealer commissions receivable of $324,946 and $79,807, respectively.

3. INTANGIBLE ASSETS

During 2020, the Company acquired the client relationships of a former stockholder for $103,484. In 2022 and 2023, the Company acquired additional client relationships of a former stockholder for $17,286 and $294,951, respectively. As of December 31, 2023, accumulated amortization totaled $40,589. The assets are being amortized over a 15-year period on a straight-line basis. Amortization expense for the year ended December 31, 2023 totaled $22,576.

Estimated amortization expense for each of the next five years is $27,714, and thereafter, $236,562 in total.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $107,545 which was $93,070 in excess of its required net capital of $14,475. The Company's ratio of aggregate indebtedness to adjusted net capital was 2.02 to 1.

5. RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation pursuant to Section 401(k) of the Internal Revenue Code. The plan covers both full and part-time employees. Company contributions to the plan are made at the discretion of management. Contributions for the plan year ended December 31, 2023 totaled $68,221.

6. LEASES

The Company is currently leasing its office space on a month-to-month basis. Rent expense for the year ended December 31, 2023 was $38,400.

7. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2023 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

BNA WEALTH INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 732,278
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	732,278
Liabilities subordinated to claims of general creditors	-
Other (deductions) or allowable credits	-
Total non-allowable assets	(620,689)
Net capital before haircuts on securities positions	111,589
Haircuts on securities	(4,044)
Net capital	$ 107,545

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 14,475
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000
Net capital requirement (greater of A or B above)	14,475
Excess net capital	93,070
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$ 85,833

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 217,123
Percentage of aggregate indebtedness to net capital	201.89%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023

See report of independent registered public accounting firm.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BNA Wealth, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which BNA Wealth, Inc. (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to transactions in mutual funds, variable annuities, and private placements throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to transactions in mutual funds, variable annuities, and private placements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker

Certified Public Accountants
February 27, 2024
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

BNA WEALTH INC.

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2023

BNA Wealth, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to transactions in mutual funds, variable annuities and private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BNA Wealth, Inc.

I, Adam Ackerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

February 27, 2024

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BNA Wealth, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership ("Form SIPC-3") for the year ended December 31, 2023. Management of the Company is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2023, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023, to supporting schedules and working papers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2023, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Certified Public Accountants
February 27, 2024
Greenville, SC

BNA WEALTH INC.

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2023

Amount ($)		Business Activities through which revenue was earned
$	-	Business conducted outside the United States and its territories and possessions
$	66,918	Distribution of shares of registered open end investment companies or unit investment trusts
$	-	Sale of variable annuities
$	77,322	Insurance commissions and fees
$	2,046,853	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$	-	Transactions in securities futures products
$	**2,191,093**	**Total Revenues from Business Activities**

See report of independent registered public accounting firm.